October 23, 2008
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
Re: Telkom SA Limited
Form 20-F for the fiscal year ended March 31, 2008 (the “Form 20-F”)
Filed on July 21, 2008
File No. 1-31609
Dear Mr. Spirgel

I am submitting herewith via EDGAR, the responses of Telkom SA Limited (“Telkom”), a public limited liability company incorporated under the laws of the Republic of South Africa, to the
Staff of the Division of Corporate Finance conveyed in a Staff comment letter, dated October
6, 2008. For your convenience, the Staff’s comments are reproduced in their entirety below in italics, and the responses thereto are set forth in bold after each comment.

Report of Independent Registered Public Accounting Firm (Ernst & Young)

1.   Please note that in order to qualify for omitting the US GAAP reconciliation under the new rule, the audit report must state explicitly that the financial statements were in compliance with International Financial Reporting Standards as issued by International
Accounting Standards Board. Refer to Rule 4-01(2) of Regulation S-X and the SEC
Release No. 33-8879. Please include in the amended filing a revised auditor’s report.
Telkom has complied with the Staff’s comment by filing an amendment to its Form 20-F that includes a revised audit report that explicitly states that the financial statements are in “conformity with International Financial Reporting Standards as issued by the
International Accounting Standards Board.” See the fourth paragraph in “Report of
Independent Registered Public Accounting Firm” on page F- 2 of the Amendment No. 1 to Annual Report on Form 20-F/A filed by Telkom herewith (the “Form 20-F/A”).

Vodacom Group (proprietary) Limited

Notes to the Consolidated Financial Statements
Basis of Preparation
2.   Please note that in order to qualify for omitting the US GAAP reconciliation under the new rule, the note must state explicitly that the consolidated annual financial statements were prepared in accordance with International Financial Reporting
Standards as issued by International Accounting Standards Board. Refer to Rule 4-
01(2) of Regulation S-X and the SEC Release No. 33-8879.
Telkom has complied with the Staff’s comment by filing an amendment to its Form 20-F that includes revised notes to the consolidated annual financial statements of
Vodacom Group (Proprietary) Limited (“Vodacom”) that explicitly state that the consolidated annual financial statements of Vodacom “have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the
International Accounting Standards Board…” See the first sentence of the first paragraph under “Basis of Preparation” to Vodacom’s consolidated annual financial statements on page F-105 of the 20-F/A.

In connection with Telkom’s responses hereto and the Form 20-F and Form 20-F/A, Telkom acknowledges the following:
•
Telkom is responsible for the adequacy and accuracy of the disclosure in the filings;
•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•
Telkom may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.
Telkom looks forward to resolving the Staff’s comments as expeditiously as possible. If you have any further questions or it would expedite your review in any way, please do not hesitate to contact the undersigned at (011) 27 12 311 8281 or Scott Saks, of Paul, Hastings, Janofsky
& Walker LLP, at (212) 318-6311.

Sincerely,

Deon Fredericks
Acting Chief of Finance

Cc:
Scott R. Saks, Esq. Roger Hillen
Paul, Hastings, Janofsky & Walker LLP Ernst&Young